Cheetah Mobile Inc. Hui Tong Times Square No. 8, Yaojiayuan South Road Chaoyang District, Beijing 100123 People’s Republic of China

September 6, 2016

VIA EDGAR

Kathleen Collins, Accounting Branch Chief

Eiko Yaoita Pyles, Staff Accountant

Melissa Kindelan, Staff Accountant

Gabriel Eckstein, Attorney-Advisor

Katherine Wray, Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cheetah Mobile Inc.
Form 20-F for Fiscal Year Ended December 31, 2015 (the “2015 Form 20-F”)
Filed April 22, 2016 (File No. 000-36427)

Ladies and Gentlemen:

This letter sets forth the Company’s response to the comments contained in the letter dated August 23, 2016 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2015 Form 20-F.  The “Company” is used in this letter to refer to Cheetah Mobile Inc., its subsidiaries and, in the context of describing its operations and consolidated financial data, its variable interest entities and the subsidiary of a variable interest entity.  The comments are repeated below and followed by the response thereto.  Capitalized terms used but not defined herein have the meanings set forth in the 2015 Form 20-F.

Notes to the Consolidated Financial Statements

Note 14. Geographical Information, page F-47

1.                                      We note that non-PRC revenue represented approximately 50% of total revenue for 2015.  Please provide us with the breakdown of the non-PRC revenue listing total revenue by individual country.  Also tell us how you considered disclosing this information as well as the basis for attributing revenue from external customers to individual countries consistent with the guidance in ASC 280-10-50-41.

The Company respectfully advises the Staff that it has considered all the relevant factors in accordance with ASC 280-10-50-41, Information About Geographic Areas, and believes that it is not meaningful to disclose the breakdown of the non-PRC revenues listing total revenues by individual country.

The Company derived online marketing revenues, which accounted for 88% of its total revenues in 2015, mainly from global advertising networks, including, among others, Facebook, Yahoo, Google, Tencent and Baidu.  The Company considers the online advertising platforms, with which the Company contracts directly for online marketing services, as its external customers.  The Company does not have contractual relationships with, and does not obtain information of, the end customers of the online advertising platforms, i.e., advertisers that place advertisements through such online advertising customers.  As disclosed on page 2 of the Company’s 2015 Form 20-F, the Company’s “overseas revenues” refers to revenues generated by its operating legal entities incorporated outside China.  The Company analysed overseas revenues (or non-PRC revenues) based on the external customers’ registered business addresses and concluded that overseas revenues are primarily attributable to customers located outside China.  This conclusion is consistent with the Company’s business practice that its non-PRC legal entities mainly deal with customers with registered business addresses located outside China.

The Company believes that a breakdown of non-PRC revenues by individual country would not be meaningful to investors for understanding the Company’s business and its relationships with customers.  Although registered business address is geographic information the Company can practically obtain from external customers, the Company believes that registered business address does not necessarily reflect the location where such customers actually conduct business operations.  If the Company provided such breakdown by individual country based on registered business address, only revenues generated from Ireland would be significant and separately disclosed among the non-PRC revenues for 2015.  However, revenues from Ireland were entirely derived from the Company’s top one online advertising platform customer in 2015, an entity that is incorporated in Ireland but operates primarily in the United States, while the advertisers who place their advertisements through such platform are located worldwide.  If such breakdown by the customer’s registered business address were disclosed, it could be misleading to investors as it appears to suggest that the Company’s online marketing service business had a geographic focus on the Ireland market.

Moreover, the Company has not collected information on the operating location of all of its customers in operating its business and managing customer relationships, and it is impracticable for the Company to do so without undue hardship.  In addition, there is no other type of geographic information practicably accessible to the Company based on which the Company can provide a meaningful breakdown of revenues by individual country.

On the other hand, the Company believes concentration of customers would provide more useful insight to investors.  As disclosed on page F-31 of the Company’s 2015 Form 20-F, the top three customers contributed approximately 48% of total revenues of 2015.  The top one customer, whose registered business address is in Ireland, contributed approximately 29% and 59% of the Company’s total revenues and the non-PRC revenues of 2015, respectively.  Each of the other non-PRC countries contributed significantly less than 10% of total revenues and therefore would not be required to be disclosed individually.

Accordingly, the Company believes that it would not be meaningful to disclose the breakdown of the non-PRC revenues listing total revenues by individual country.

Item 19.  Exhibits

2.                                      Please tell us what consideration you gave to filing each of the following as exhibits to your Form 20-F pursuant to Item 601(b)(10) of Regulation S-K:

•                                          The lease for the premises where your principal executive offices are located, which premises you disclose increased in size from 10,841 to 30,000 square meters since March 31, 2015;

•                                          The May 18, 2015 revolving loan facility agreement for $50 million from which you drew down $20 million on November 20, 2015; and

•                                          Any material contract(s) between you and any of your five largest customers that in the aggregate contributed approximately 59.1% of your 2015 revenues.  To the extent you concluded that you are not substantially dependent on any contract or group of interrelated contracts with these customers within the meaning of Item 601(b)(10)(ii)(B), please provide us with detailed support of your conclusion.

The Company respectfully advises the Staff that it does not believe that any of the contracts referred to in the Staff’s comment is a “material contract” within the meaning of Item 601(b)(10) of Regulation S-K for the reasons discussed below, and therefore it is not required to file any such contract as an exhibit to the 2015 Form 20-F.

Lease for the premises at the Company’s principal executive offices

The Company believes that it is not required to file the lease contracts for the premises where its principal executive offices are located because they are not “material contracts” within the meaning of Item 601(b)(10) of Regulation S-K.  Item 601(b)(10)(ii) of Regulation S-K provides in relevant part that “[i]f the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance: . . . (D) Any material lease under which a part of the property described in the registration statement or report is held by the registrant.”

The Company entered into the lease contracts for the premises at the Company’s principal executive offices in the ordinary course of business.  The increase in size of such premises during 2015 was primarily a result of the growth of the Company’s business and headcount in comparison to previous time periods.  In addition, the aggregate amount of rental payments made by the Company under these lease contracts during 2015 represents less than 1% of the Company’s total revenues for the fiscal year, which amount is not considered by the Company to be material.  Therefore, the Company believes that the lease contracts are neither “material leases” nor material “in amount or significance,” and that they are not otherwise “material contracts” under Item 601(b)(10) of Regulation S-K.

May 18, 2015 revolving loan facility agreement

The Company does not believe that the May 18, 2015 revolving loan facility agreement with Hang Seng Bank Limited is a material contract within the meaning of Item 601(b)(10) of Regulation S-K.  The amount available for borrowing under such facility agreement represents less than 9% of the Company’s total revenues for the fiscal year ended December 31, 2015 or its total assets as of December 31, 2015, whereas the amount that the Company actually drew down during 2015 represents less than 4% of the Company’s total revenues for the fiscal year ended December 31, 2015 or its total assets as of December 31, 2015.  The Company does not consider the amount available for borrowing or the amount actually borrowed during 2015 material to the Company.  As a result, the Company does not believe it is required to file the loan facility agreement as an exhibit to the 2015 Form 20-F.

Contracts with the Company’s five largest customers

As discussed below, the Company does not believe that any of the contracts or group of interrelated contracts between the Company and any of its five largest customers are contracts that are required to be filed as exhibits to the 2015 Form 20-F under Item 601(b)(10)(ii)(B) of Regulation S-K because (i) each such contract was made in the ordinary course of business and (ii) the Company’s business is not substantially dependent on any one of such contracts or any group of interrelated contracts with these customers.

As disclosed on page F-31 of the 2015 Form 20-F, for the year ended December 31, 2015, approximately 29% and 11% of the Company’s total revenues were derived from its two largest customers, Customer E and Customer C, respectively.

With respect to Customer E, in the ordinary course of business, the Company enters into contracts with Customer E that are based on Customer E’s standard terms governing its relationship with mobile app publishers or developers that provide online advertising services to Customer E.  These standard terms provide for the general calculation of fees and other administrative matters, and do not impose material obligations on either party to purchase or sell a specific quantity of the Company’s services or have a specified duration.  The Company does not believe that Customer E’s standard terms of service constitute a continuing contract to sell the major part of its products or services.  The Company believes that the large, loyal and engaged user base and the market position of the Company, rather than Customer E’s standard terms of service, drive the amount of revenues the Company derives from its business with Customer E.

With respect to Customer C, there are over 20 contracts between the Company and Customer C that were entered into or to be performed in whole or in part during 2015.  All of these contracts were entered into in relation to the online advertising services the Company provides to Customer C in the ordinary course of business.  For the fiscal year ended December 31, 2015, the largest amount of revenues attributable to any one of these contracts or any group of interrelated contracts individually represents approximately 6% of the Company’s total revenues for the fiscal year.   Prospectively, the Company expects that the revenues attributable to Customer C or to any contract or group of interrelated contracts with Customer C will not materially increase as a percentage of the Company’s total revenues.  As a result, the Company does not believe that its business is “substantially dependent” on any one of these contracts or group of interrelated contracts with Customer C.

With respect to customers other than Customer E and Customer C, none of such other customers individually contributed more than 8% of the Company’s total revenues for the fiscal year ended December 31, 2015.  Accordingly, the Company does not believe its business is “substantially dependent” on any one of such customers, or on any contract or group of contracts with such customers, in light of the percentage of revenues attributable to them respectively.

*         *         *

The Company hereby acknowledges that

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2015 Form 20-F, please contact the undersigned at +86-10 6292-7779 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740-4863.

Very truly yours,

/s/ Ka Wai Andy Yeung
Ka Wai Andy Yeung
Chief Financial Officer

cc:                                Sheng Fu, Chief Executive Officer and Director, Cheetah Mobile Inc.

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

King Li, Partner, Ernst & Young Hua Ming LLP

Will H. Cai, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP